Exhibit 99.5

NICE Named 2022 Company of the Year in the North American Contact Center
Industry by Frost & Sullivan

NICE recognized for innovations that accelerate digital transformation and drive CX personalization

Hoboken, N.J., March 10, 2022 – NICE (Nasdaq: NICE) today announced it has been recognized by Frost & Sullivan with the 2022 Best Practices Company of the Year Award in the North American Contact Center industry. A top honor, the Frost & Sullivan Company of the Year Award recognizes companies at the forefront of innovation and growth based on a visionary understanding of the future. NICE was praised for its regular cadence of development and innovation around major industry trends, such as digital transformation, personalization, omnichannel service delivery, employee and customer engagement and the infusion of intelligence across the customer journey.

According to Frost & Sullivan, a fundamental reason that NICE is a leader in the market is its continuous innovation, which consistently pushes the envelope on key trends in the industry.

As part of its mission to create extraordinary customer experiences from the digital doorstep across the entire customer journey, NICE recently introduced Customer Experience Interactions (CXi). CXi embodies all the components of the NICE CXone platform into an intelligent framework for customer interactions, fundamentally changing the way organizations engage and interact with customers. It enables connected, smart, hyper-personalized customer engagements, using a combination of contact center as a service, workforce optimization, analytics, artificial intelligence (AI), and digital self-service all seamlessly integrated into CXone.

“The seismic shifts in technology innovation and adoption result in the constant creation of new consumer expectations,” said Barak Eilam, NICE CEO. “As those expectations have risen, easy, quick, clear and intuitive experiences have become a given for customers, requiring businesses to differentiate beyond the boundaries of the contact center. We are honored to be recognized by Frost & Sullivan for innovating at the forefront of customer experience trends, adding new functionality to customer care before others in the market.”

Frost & Sullivan released an award write up alongside the 2022 Company of the Year Award, recognizing NICE as excelling across criteria in the contact center space, such as addressing unmet needs, providing visionary scenarios through mega trends, leadership focus, and brand equity. The write up details how the reputation of the contact center has dramatically shifted, increasing its importance and expanding its role within organizations.

According to the Frost & Sullivan write up, “To be a winner in this increasingly complex industry means providing an extensive array of integrated solutions on a modern platform that takes advantage of the cloud and AI technologies. NICE, a leader in the contact center industry, has long been navigating the waters of technological change.”

Nancy Jamison, Frost & Sullivan Industry Director, said “Driven by the winds of consumer preference, sentiment and expectation, NICE has continuously innovated to accommodate a rapidly changing consumer base.”

Each year, Frost & Sullivan presents a Company of the Year award to the organization that demonstrates excellence in growth strategy and implementation in its field. The award recognizes a high degree of innovation with products and technologies and the resulting leadership in terms of customer value and market penetration. Industry analysts compare market participants and measure performance through in-depth interviews, analyses, and extensive secondary research to identify best practices in the industry.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.